Mitchell S. Bloom +1 617 570 1055 mbloom@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 20, 2017

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Irene Paik and Joseph McCann

Re:	Ablynx NV

Amendment No. 2 to Registration Statement on Form F-1

Filed on October 17, 2017

File No. 333-220763

Dear Ms. Paik and Mr. McCann:

This letter is submitted on behalf of Ablynx NV (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-220763) filed with the Commission on October 17, 2017 (“Amendment No. 2”), as set forth in your letter dated October 19, 2017 addressed to Mr. Edwin Moses, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”), which includes changes in response to the Staff’s comments as well as other revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier two copies of each of this letter and Amendment No. 3 (marked to show changes from Amendment No. 2).

Cover Page

1.

With reference to our prior comment one in our letter dated July 17, 2017, please revise the heading above the graphic to disclose the numbers of ordinary shares you are offering rather than the dollar amount. In addition, please remove any indication throughout the prospectus that the number of ordinary shares that you disclose is not the maximum number of securities being offered, including the last two sentences in the fourth paragraph of the cover page stating that a $1.00 increase or decrease in the assumed offering price will result in a change to the ordinary shares being offered in the global offering. Refer to Item 501(b)(2) and Instruction 1 to Item 501(b)(3) of Regulation S-K.

Ms. Paik and Mr. McCann

Division of Corporation Finance

October 20, 2017

RESPONSE: In response to the Staff’s comment, the Company has revised the heading above the graphic in Amendment No. 3, and elsewhere in Amendment No. 3, to disclose a proposed number of ordinary shares to be sold in the offering, rather than a dollar amount of shares. The Company has also removed all indications that the number of ordinary shares disclosed in Amendment No. 3 is not the maximum number of ordinary shares to be offered.

Exhibits

2.	Please have counsel remove the assumptions in paragraph 4(j) and (k) in the legal opinion filed as Exhibit 5.1. It is not appropriate to assume any of the material facts underlying the opinion or any readily ascertainable facts. Alternatively, please explain why you believe these assumptions are appropriate. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE: In response to the Staff’s comment, the Company’s counsel has removed the assumption in paragraph 4(k) from its legal opinion filed as Exhibit 5.1. With respect to the assumption in paragraph 4(j), the Company’s counsel has revised the assumption to clarify that the assumption is a forward-looking assumption and, accordingly, counsel has added paragraph 3.11 to its opinion to clarify that it has made an investigation with respect to whether the Company is currently in bankruptcy or similar proceedings, and as a result of such investigation, counsel is not aware of any such proceeding. The Company’s counsel respectfully submits that an intervening event such as a bankruptcy proceeding, which if commenced after the date of its opinion but prior to the sale of the shares, would prohibit the valid issuance of the shares and as such, it believes the stated assumption is not an inappropriate assumption pursuant to Section II.B.3.a of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

3.	Please explain why the qualifications contained in paragraphs 6.2 and 6.3 are necessary and appropriate to counsel’s opinion. With respect to paragraph 4(m), it is unclear what powers of attorney are referenced in paragraph 3. Please advise.

RESPONSE: In response to the Staff’s comment, the Company’s counsel has revised its legal opinion filed as Exhibit 5.1 to remove the referenced qualification in paragraph 6.2. The Company’s counsel has also revised paragraph 3.9 to clarify that the Company’s board of directors has delegated to each member of the board the ability to take specified actions on behalf of the Company in connection with the contemplated offering. As such, the Company’s counsel respectfully submits to the Staff that the referenced assumptions and qualifications in paragraph 4(m) and 6.3, respectively, are appropriate in to clarify the limitations of power of attorney granted to each member of the Company’s board of directors. The Company’s counsel has also revised the assumption regarding the revocation of the power-of-attorney to note that it has made due inquiry and to its knowledge, no such revocation has taken place as of the date of its opinion.

4.	We refer to the first sentence of paragraph 3. It is inappropriate for counsel to place express limitations on the documents it reviewed and relied upon to render its legality opinion. Please have counsel revise this first sentence.

RESPONSE: In response to the Staff’s comment, the Company’s counsel has revised the first sentence of paragraph 3.

5.	The legal opinion filed as Exhibit 5.1 indicates that it is rendered “solely” for the information of the Addressee and is not to be “relied upon by anyone... without prior written consent.” Please obtain and file a revised legal opinion that does not contain any limitation on shareholder reliance. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE: In response to the Staff’s comment, the Company’s counsel has revised the language to clarify that purchasers in the offering are entitled to rely on its opinion.

* * * * *

Ms. Paik and Mr. McCann

Division of Corporation Finance

October 20, 2017

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1055.

Sincerely,

/s/ Mitchell S. Bloom

Mitchell S. Bloom

cc:	Edwin Moses, Chief Executive Officer, Ablynx NV
Wim Ottevaere, Chief Financial Officer, Ablynx NV
John M. Mutkoski, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Richard D. Truesdell Jr., Davis Polk & Wardwell LLP
Marcel Fausten, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP